                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     SCHEDULE 13D
                                    (Rule 13d-101)

                       Under the Securities Exchange Act of 1934
                                  (Amendment No. 2)*

                               NOONEY REALTY TRUST, INC.
                                   (Name of Issuer)

                             Common Stock, $1.00 Par Value
                            (Title of Class of Securities)

                                       655379105
                                    (CUSIP Number)

         Scott M. Herpich, Lathrop & Gage L.C., 2345 Grand Blvd., Suite 2800,
                         Kansas City, MO 64108, (816) 292-2000
                     (Name, Address and Telephone Number of Person
                   Authorized to Receive Notices and Communications)

                                       09/05/97
                (Date of Event Which Requires Filing of This Statement)

If the reporting person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box.
______


Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 19 pages)
--------------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number 655379105

(1)     Name of Reporting Person

           Jayhawk Investments, L.P.

(2)     Check the Appropriate Box                   (a) X
          if a Member of a Group*                   (b)

(3)     SEC Use Only

(4)     Source of funds
          WC

(5)     Check Box if Disclosure of Legal Proceedings is
          Required Pursuant to Items 2(d) or 2(e)         ______

(6)      Citizenship or Place of Organization
           Delaware

           Number of shares            (7)     Sole Voting Power
           beneficially owned                        _______
           by each reporting
           person with:                (8)     Shared Voting Power
                                                     30,000

                                       (9)     Sole Dispositive Power
                                                      ______

                                       (10)    Shared Dispositive Power
                                                     30,000

(11)     Aggregate Amount Beneficially Owned By Each Reporting Person
          30,000

(12)     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*
         ______

(13)     Percent of Class Represented by Amount in  Row (11)
         3.46%

(14)     Type of Reporting Person*
         PN

*  See Instructions before Filling Out!

CUSIP Number 655379105

(1)     Name of Reporting Person

           Jayhawk Capital Management, L.L.C.

(2)     Check the Appropriate Box                 (a)   X
          if a Member of a Group*                 (b)

(3)     SEC Use Only

(4)     Source of funds
          AF

(5)     Check Box if Disclosure of Legal Proceedings is
          Required Pursuant to Items 2(d) or 2(e)         ______

(6)      Citizenship or Place of Organization
           Delaware

           Number of shares                    (7)     Sole Voting Power
           beneficially owned                                _______
           by each reporting
           person with:                        (8)     Shared Voting Power
                                                              30,000

                                               (9)     Sole Dispositive Power
                                                             _______

                                              (10)    Shared Dispositive Power
                                                              30,000

(11)     Aggregate Amount Beneficially Owned By Each Reporting Person
          30,000

(12)     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*
         ________

(13)     Percent of Class Represented by Amount in  Row (11)
         3.46%

(14)     Type of Reporting Person*
         OO

*  See Instructions before Filling Out!

CUSIP Number 655379105

(1)     Name of Reporting Person

           Kent C. McCarthy

(2)     Check the Appropriate Box                 (a)   X
          if a Member of a Group*                 (b)

(3)     SEC Use Only

(4)     Source of funds
          AF

(5)     Check Box if Disclosure of Legal Proceedings is
          Required Pursuant to Items 2(d) or 2(e)         ______

(6)      Citizenship or Place of Organization
           United States

           Number of shares                     (7)     Sole Voting Power
           beneficially owned                                 _______
           by each reporting
           person with:                         (8)     Shared Voting Power
                                                               30,000

                                                (9)     Sole Dispositive Power
                                                             _______

                                               (10)    Shared Dispositive Power
                                                              30,000

(11)     Aggregate Amount Beneficially Owned By Each Reporting Person
         30,000

(12)     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*
         _________

(13)     Percent of Class Represented by Amount in  Row (11)
         3.46%

(14)     Type of Reporting Person*
         IN

*  See Instructions before Filling Out!

CUSIP Number 655379105

(1)     Name of Reporting Person

           John McKee

(2)     Check the Appropriate Box                (a)   X
          if a Member of a Group*                (b)

(3)     SEC Use Only

(4)     Source of funds
          PF**

(5)     Check Box if Disclosure of Legal Proceedings is
          Required Pursuant to Items 2(d) or 2(e)         ______

(6)      Citizenship or Place of Organization
           United States

           Number of shares                (7)     Sole Voting Power
           beneficially owned                            35,378
           by each reporting
           person with:                    (8)     Shared Voting Power
                                                         _______

                                           (9)     Sole Dispositive Power
                                                          35,378

                                          (10)    Shared Dispositive Power
                                                         ________

(11)     Aggregate Amount Beneficially Owned By Each Reporting Person
          35,378

(12)     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*
         ______

(13)     Percent of Class Represented by Amount in  Row (11)
         4.08%

(14)     Type of Reporting Person*
         IN

*  See Instructions before Filling Out!
** A portion of the funds was obtained by purchasing on a margin account.

CUSIP Number 655379105

(1)     Name of Reporting Person

        Chris Garlich


(2)     Check the Appropriate Box                (a)    X
          if a Member of a Group*                (b)

(3)     SEC Use Only

(4)     Source of funds
          PF**

(5)     Check Box if Disclosure of Legal Proceedings is
          Required Pursuant to Items 2(d) or 2(e)         ______

(6)      Citizenship or Place of Organization
           United States

           Number of shares                  (7)     Sole Voting Power
           beneficially owned                             26,600
           by each reporting
           person with:                      (8)     Shared Voting Power
                                                          ______

                                             (9)     Sole Dispositive Power
                                                          26,600

                                            (10)    Shared Dispositive Power
                                                          ______

(11)     Aggregate Amount Beneficially Owned By Each Reporting Person
          26,600

(12)     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*
         ______

(13)     Percent of Class Represented by Amount in  Row (11)
         3.07%

(14)     Type of Reporting Person*
          IN

*  See Instructions before Filling Out!
** A portion of the funds was obtained by purchasing on a margin account.

CUSIP Number 655379105

(1)     Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person
        David D. French
           ###-##-####

(2)     Check the Appropriate Box                       X
          if a Member of a Group*

(3)     SEC Use Only

(4)     Source of funds
          PF**

(5)     Check Box if Disclosure of Legal Proceedings is
          Required Pursuant to Items 2(d) or 2(e)         ______

(6)      Citizenship or Place of Organization
           United States

           Number of shares                   (7)     Sole Voting Power
           beneficially owned                              17,000
           by each reporting
           person with:                       (8)     Shared Voting Power
                                                           ______

                                              (9)     Sole Dispositive Power
                                                           17,000

                                             (10)    Shared Dispositive Power
                                                            ______

(11)     Aggregate Amount Beneficially Owned By Each Reporting Person
          17,000

(12)     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*
         ______

(13)     Percent of Class Represented by Amount in  Row (11)
         1.96%

(14)     Type of Reporting Person*
         IN

*  See Instructions before Filling Out!
** A portion of the funds was obtained by purchasing on a margin account.

CUSIP Number 655379105

(1)     Name of Reporting Person

        Bryan P. Collins

(2)     Check the Appropriate Box                  (a)  X
          if a Member of a Group*                  (b)

(3)     SEC Use Only

(4)     Source of funds
          PF**

(5)     Check Box if Disclosure of Legal Proceedings is
          Required Pursuant to Items 2(d) or 2(e)         ______

(6)      Citizenship or Place of Organization
           United States

           Number of shares                  (7)     Sole Voting Power
           beneficially owned                              2,100
           by each reporting
           person with:                      (8)     Shared Voting Power
                                                           ______

                                             (9)     Sole Dispositive Power
                                                           2,100

                                            (10)    Shared Dispositive Power
                                                           ______

(11)     Aggregate Amount Beneficially Owned By Each Reporting Person
          2,100

(12)     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*
         ______

(13)     Percent of Class Represented by Amount in  Row (11)
         .24%

(14)     Type of Reporting Person*
         IN

*  See Instructions before Filling Out!
** A portion of the funds was obtained by purchasing on a margin account.

CUSIP Number 655379105

(1)     Name of Reporting Person

        Monte McDowell

(2)     Check the Appropriate Box               (a)   X
          if a Member of a Group*               (b)

(3)     SEC Use Only

(4)     Source of funds
          PF

(5)     Check Box if Disclosure of Legal Proceedings is
          Required Pursuant to Items 2(d) or 2(e)         ______

(6)      Citizenship or Place of Organization
           United States

           Number of shares                  (7)     Sole Voting Power
           beneficially owned                             18,136
           by each reporting0
           person with:                      (8)     Shared Voting Power
                                                           4,000

                                             (9)     Sole Dispositive Power
                                                          18,136

                                            (10)    Shared Dispositive Power
                                                           4,000

(11)     Aggregate Amount Beneficially Owned By Each Reporting Person
          22,136

(12)     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*
         ______

(13)     Percent of Class Represented by Amount in  Row (11)
         2.09%

(14)     Type of Reporting Person*
         IN

*  See Instructions before Filling Out!

CUSIP Number 655379105

(1)     Name of Reporting Person

        Home Medical Specialty Equipment, Inc.

(2)     Check the Appropriate Box             (a)  X
          if a Member of a Group*             (b)

(3)     SEC Use Only

(4)     Source of funds
          WC**

(5)     Check Box if Disclosure of Legal Proceedings is
          Required Pursuant to Items 2(d) or 2(e)         ______

(6)      Citizenship or Place of Organization
           Missouri

           Number of shares                    (7)     Sole Voting Power
           beneficially owned                                ____
           by each reporting
           person with:                        (8)     Shared Voting Power
                                                            4,000

                                               (9)     Sole Dispositive Power


                                              (10)    Shared Dispositive Power
                                                            4,000

(11)     Aggregate Amount Beneficially Owned By Each Reporting Person
          4,000

(12)     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*
         ______

(13)     Percent of Class Represented by Amount in  Row (11)
         .46%

(14)     Type of Reporting Person*
         CO

*  See Instructions before Filling Out!
** A portion of the funds was obtained by purchasing on a margin account.

CUSIP Number 655379105

(1)     Name of Reporting Person

        Heron Point, L.L.C.

(2)     Check the Appropriate Box                (a)   X
          if a Member of a Group*                (b)

(3)     SEC Use Only

(4)     Source of funds
          WC**

(5)     Check Box if Disclosure of Legal Proceedings is
          Required Pursuant to Items 2(d) or 2(e)         ______

(6)      Citizenship or Place of Organization
           Missouri

           Number of shares                (7)     Sole Voting Power
           beneficially owned                           ____
           by each reporting
           person with:                    (8)     Shared Voting Power
                                                       4,537

                                           (9)     Sole Dispositive Power
                                                       ______

                                          (10)    Shared Dispositive Power
                                                       4,537

(11)     Aggregate Amount Beneficially Owned By Each Reporting Person
          4,537

(12)     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*
         ________

(13)     Percent of Class Represented by Amount in  Row (11)
         0.52%

(14)     Type of Reporting Person*
         OO

*  See Instructions before Filling Out!
** A portion of the funds was obtained by purchasing on a margin account.

CUSIP Number 655379105

(1)     Name of Reporting Person

        J. Thomas Burcham

(2)     Check the Appropriate Box                  (a)  X
          if a Member of a Group*                  (b)

(3)     SEC Use Only

(4)     Source of funds
          AF

(5)     Check Box if Disclosure of Legal Proceedings is
          Required Pursuant to Items 2(d) or 2(e)         ______

(6)      Citizenship or Place of Organization
           United States

           Number of shares                 (7)     Sole Voting Power
           beneficially owned                            ______
           by each reporting
           person with:                     (8)     Shared Voting Power
                                                         4,537

                                            (9)     Sole Dispositive Power
                                                          ______

                                           (10)    Shared Dispositive Power
                                                          4,537

(11)     Aggregate Amount Beneficially Owned By Each Reporting Person
         4,537

(12)     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*
         ______

(13)     Percent of Class Represented by Amount in  Row (11)
         0.52%

(14)     Type of Reporting Person*
         IN

*  See Instructions before Filling Out!

                                  INTRODUCTORY STATEMENT

        This filing by the reporting persons listed below amends the Schedule 13D filed by the Shareholder Committee To Increase Shareholder Value At Nooney Realty Trust, Inc., with the Securities and Exchange Commission on August 25, 1997, as amended September 5, 1997, to add the additional information set forth herein.

Item 1.      Security and Issuer.

        This Schedule 13D relates to the common stock, par value $1.00 per share (the "Securities"), of Nooney Realty Trust, Inc., a Missouri corporation ("Nooney"), whose principal executive offices are located at 7701 Forsyth Boulevard, St. Louis, Missouri 63105.

Item 2.    Identity and Background.

     This report is filed by Jayhawk Investments, L.P., a Delaware limited partnership ("JILP"), Jayhawk Capital Management, L.L.C., a Delaware limited liability company ("JCM"), Kent C. McCarthy ("Mr. McCarthy"), John McKee ("Mr. McKee"), Chris Garlich ("Mr. Garlich"), Monte McDowell ("Mr. McDowell"), Bryan
P. Collins ("Mr. Collins"), David D. French ("Mr. French"), Home Medical Specialty Equipment, Inc., a Missouri corporation ("Home Medical"), Heron Point, L.L.C., a Missouri limited liability company ("Heron Point") and J. Thomas Burcham ("Mr. Burcham"). JILP, JCM, Mr. McCarthy, Mr. McKee, Mr. Garlich, Mr. McDowell, Mr. Collins, Mr. French, Home Medical, Heron Point and Mr. Burcham (collectively, the "Current Filers") previously filed Amendment No. 1 to
Schedule 13D ("Amendment No. 1") with KelCor, Inc., a Missouri corporation ("KelCor"), David L. Johnson ("Mr. Johnson"), Sandra L. Castetter ("Ms. Castetter"), John W. Alvey ("Mr. Alvey") and Daniel W. Pishny ("Mr. Pishny") (the "Previous Filers") with regard to the Securities because the Current Filers and the Previous Filers agreed to cooperate for the limited purpose of arranging the purchase of the Securities by Mr. Johnson, Ms. Castetter, Mr. Pisnhy, JILP, Mr. McKee, Mr. Garlich, Mr. McDowell, Mr. Collins, Mr. McKee, Mr. French, Mr. Alvey, Home Medical and Heron Point (the "Purchase"). Because the Purchase is now complete, the Current Filers no longer have any contract, arrangement, understanding or relationship with the Previous Filers for the purpose of acquiring, holding, voting or disposing of the Securities. Therefore, the Current Filers are no longer subject to the reporting requirements of Section 13 of the Securities and Exchange Act of 1934, as amended.

     In Amendment No 1., Heron Point was incorrectly identified as a Missouri limited partnership. As Indicated above, Heron Point is a Missouri limited liability company. Mr. Burcham is a manager of Heron Point.

Item 3.     Source and Amount of Funds or Other Consideration.

        The additional 4,341 shares of the Securities acquired by Mr. McKee and reported in Item 5(c) were purchased through a broker on a margin account. In total, 35,378 shares of the Securities are held by Mr. McKee in the margin account. As of the date of this filing, the amount of indebtedness with respect to this margin account for the purchase of the Securities was approximately $155,500.
                                            13

Item 4.     Purpose of the Transaction.

               N/A

Item 5.     Interest in the Securities of the Issuer.

        (a) Mr. McKee is the direct beneficial owner of 35,378 shares of the Securities, which represent approximately 4.08% of the outstanding shares.

        (b) Mr. McKee has the direct power to vote and direct the disposition of the 35,378 shares held by him.

        (c) Since the September 5, 1997, Schedule 13D filing, the following purchase was made by Mr. McKee through a broker on a margin account:

                                                             Purchase Price
Reporting Person   Securities Purchased      Date       (including commissions)
----------------   ---------------------     --------   -----------------------
 Mr. McKee                4,341              09-03-97            $10.97*

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

        As indicated above, because the Current Filers are unaffiliated with the Previous Filers and because the Purchase is complete, the Current Filers no longer have any contract, arrangement, understanding or relationship with the Previous Filers for the purpose of acquiring, holding, voting or disposing of the Securities, nor do the Current Filers have any such contract, arrangement, understanding or relationship with themselves, other than the relationship among JILP, JCM and McCarthy described in Amendment No. 1 and the other affiliate relationships among the Current Filers described in Amendment No. 1.

Item 7. Exhibits

     99.1 Joint Filing Agreement

--------
      *The 4,341 shares were purchased in a block purchase of 13,382 shares of the Securities. Bradley A. Cochennet ("Mr. Cochennet") purchased the other 9,041 shares in the block purchase, which represent approximately 1.04% of the outstanding shares of the Securities. Mr. Cochennet is unaffiliated with any of the Current Filers or the Previous Filers.

        SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

JAYHAWK INVESTMENTS, L.P.
a Delaware limited partnership

  By:   JAYHAWK CAPITAL
        MANAGEMENT, L.L.C.,
        General Partner

            By:/s/ Kent C. McCarthy
               --------------------
               Kent C. McCarthy
               Manager                        Date: September 22, 1997

JAYHAWK CAPITAL
MANAGEMENT, L.L.C., a
Delaware limited liability company

By:/s/ Kent C. McCarthy
   ------------------------
        Kent C. McCarthy
        Manager                               Date: September 22, 1997


 /s/ Kent C. McCarthy
------------------------------------
Kent C. McCarthy                              Date: September 22, 1997


 /s/ John McKee                               Date: September 17, 1997
------------------------------------
John McKee


 /s/ Chris Garlich                            Date: September 22, 1997
------------------------------------
Chris Garlich


 /s/ Monte McDowell                           Date: September 23, 1997
------------------------------------
Monte McDowell


 /s/ Bryan P. Collins                         Date: September 16, 1997
------------------------------------
Bryan P. Collins

 /s/ David D. French                             Date: September 13, 1997
------------------------------------
David D. French

HOME MEDICAL SPECIALTY
EQUIPMENT, INC., a Missouri
corporation


By:/s/ Monte McDowell                            Date: September 23, 1997
   ---------------------------------
        Monte McDowell
        President

HERON POINT, L.L.C., a Missouri
limited liability company


By:/s/ J. Thomas Burcham                         Date: September 23, 1997
   ---------------------------------
        J. Thomas Burcham
        Manager


 /s/ J. Thomas Burcham                           Date: September 23, 1997
------------------------------------
J. Thomas Burcham

                                  EXHIBIT INDEX


        99.1   Joint Filing Agreement

                                     EXHIBIT 99.1
                                JOINT FILING AGREEMENT

        In accordance with Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, the persons named below hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including any amendments thereto) with respect to the shares of Common Stock of Nooney Realty Trust, Inc. beneficially owned by each of them and further agree that this Joint Filing Agreement be included as an exhibit to such joint filings. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

        IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of the date set forth below.

JAYHAWK INVESTMENTS, L.P.
a Delaware limited partnership

  By:   JAYHAWK CAPITAL
        MANAGEMENT, L.L.C.,
        General Partner


            By:/s/ Kent C. McCarthy
               -----------------------
               Kent C. McCarthy
               Manager                        Date: September 22, 1997



JAYHAWK CAPITAL
MANAGEMENT, L.L.C., a
Delaware limited liability company


By:/s/ Kent C. McCarthy
   -----------------------
        Kent C. McCarthy
        Manager                               Date: September 22, 1997


 /s/ Kent C. McCarthy
------------------------------
Kent C. McCarthy                              Date: September 22, 1997


 /s/ John McKee                               Date: September 17, 1997
------------------------------------
John McKee

 /s/ Chris Garlich                               Date: September 22, 1997
------------------------------------
Chris Garlich


 /s/ Monte McDowell                              Date: September 23, 1997
------------------------------------
Monte McDowell


 /s/ Bryan P. Collins                            Date: September 16, 1997
------------------------------------
Bryan P. Collins


 /s/ David D. French                             Date: September 13, 1997
------------------------------------
David D. French


HOME MEDICAL SPECIALTY
EQUIPMENT, INC., a Missouri
corporation


By:/s/ Monte McDowell                            Date:  September 23, 1997
   ---------------------------------
        Monte McDowell
        President

HERON POINT, L.L.C., a Missouri
limited liability company


By:/s/ J. Thomas Burcham                         Date: September 23, 1997
   ---------------------------------
        J. Thomas Burcham
        Manager


 /s/ J. Thomas Burcham                           Date: September 23, 1997
------------------------------------
J. Thomas Burcham